                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                              Robbins & Myers, Inc.
                          ---------------------------
                                (Name of Issuer)


                          Common Shares - No Par Value
                          ---------------------------
                         (Title of Class of Securities)


                                   770196 10 3
                          ---------------------------
                                 (CUSIP Number)


                                 August 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         [ ]      Rule 13d-1(b)
          X       Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 5 Pages

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=========================                         =============================
  CUSIP NO. 770196 10 3           13G                   Page 2  of 5  Pages
=========================                         =============================


================================================================================
1           NAME OF REPORTING PERSON   BRIAN FENWICK-SMITH
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b)  X

--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED KINGDOM OF GREAT BRITAIN AND N. IRELAND

--------------------------------------------------------------------------------
       NUMBER OF                5      SOLE VOTING POWER

        SHARES                         600,000
                            ----------------------------------------------------
     BENEFICIALLY               6      SHARED VOTING POWER

       OWNED BY                        -0-
                            ----------------------------------------------------
         EACH                   7      SOLE DISPOSITIVE POWER

       REPORTING                       600,000
                            ----------------------------------------------------
        PERSON                  8      SHARED DISPOSITIVE POWER

         WITH                          -0-

--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            600,000
--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.12%(1)
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

            IN
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Based on 11,707,274 common shares outstanding on August 31, 2001 (including the 600,000 shares issued to the Reporting Person on August 31, 2001 reported above).



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CUSIP No. 770196 10 3                                        Page 3 of 5 Pages


Item 1.
------

         (a)      Name of Issuer:

                  Robbins & Myers, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1400 Kettering Tower
                  Dayton, Ohio 45423

Item 2.
------

         (a)      Name of Person Filing:

                  Brian Fenwick-Smith

         (b)      Address of Residence:

                  13, Boulevard de Suisse
                  MC 98000
                  Monaco

         (c)      Citizenship:

                  United Kingdom of Great Britain and N. Ireland

         (d)      Title of Class of Securities:

                  Common Shares, without par value

         (e)      CUSIP Number:

                  770196 10 3

Item 3.           Rules 13d-1(b) or 13d-2(b) or (c) Statement.
------            -------------------------------------------

                  Not applicable.

Item 4.           Ownership.
------            ---------

                  The following information concerning ownership of Common Shares is given as of August 31, 2001:


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CUSIP No. 770196 10 3                                      Page 4 of 5 Pages


     (a)         Amount Beneficially Owned:

                 600,000 shares directly owned (1)

     (b)         Percent of Class:

                 5.12%

     (c)         Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           600,000 Common Shares

                  (ii)     shared power to vote or to direct the vote:

                           None.

                  (iii) sole power to dispose or to direct the disposition of:

                           600,000 Common Shares

                  (iv) shared power to dispose or to direct the disposition of:

                           None.

Item 5.           Ownership of Five Percent or Less of a Class.
------            --------------------------------------------

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
------            --------------------------------------------------------------
                  Person.
                  -------

                  Not applicable.

Item 7.           Identification and Classification of the Subsidiary which
-------           ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent Holding
                  -------------------------------------------------------------
                  Company.
                  --------

                  Not applicable.

---------------------------
(1) Issued pursuant to that certain Stock Purchase Agreement dated August 10, 2001 among the Reporting Person, Issuer and Robbins & Myers Holdings, Inc., a wholly-owned subsidiary of Issuer, as payment of part of the purchase price for all of the issued and outstanding capital shares of Romaco N.V., a Netherlands Antilles company (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the shares have been placed in an escrow fund until August 31, 2002 as security for certain indemnification obligations of the Reporting Person set forth in the Purchase Agreement. Under the related Escrow Agreement, the escrow agent is required to vote the shares in accordance with the written instructions of the Reporting Person and the Reporting Person may direct the sale of the shares, subject to certain transfer restrictions set forth in the Purchase Agreement. Specifically, the Reporting Person may not sell any of the shares without the consent of the Issuer prior to February 1, 2002. On or after February 1, 2002, the Reporting Person may sell up to 200,000 shares; on or after August 31, 2002, the Reporting Person may sell up to an additional 200,000, and the entire 600,000 shares may be sold on or after February 1, 2003.

CUSIP No. 770196 10 3                                      Page 5 of 5 Pages

Item 8.           Identification and Classification of Members of the Group.
------            ---------------------------------------------------------

                  Not applicable.


Item 9.           Notice of Dissolution of Group.
------            ------------------------------

                  Not applicable.

Item 10.          Certification.
-------           -------------

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature.
                                   ----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 7, 2001

                                               /s/ Brian Fenwick-Smith
                                               -----------------------
                                                 BRIAN FENWICK-SMITH